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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )*

Restoragen, Inc. (Name of Issuer)
Common Stock, $.01 par value (Title of Class of Securities)
76127H 10 0 (CUSIP Number)

Carol E. Malkinson, Esq.
Medtronic, Inc.
710 Medtronic Parkway Northeast
Minneapolis, Minnesota 55432
(612) 514-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 18, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 76127H 10 0	Page 2 of 11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic, Inc. 41-0793183

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **	(a)	/ /
		(b)	/ /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER 1,402,073 (includes 645,161 shares which may be acquired upon conversion of preferred stock and 555,555 shares which may be acquired upon exercise of a common stock purchase warrant)

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER 1,402,073 (includes 645,161 shares which may be acquired upon conversion of preferred stock and 555,555 shares which may be acquired upon exercise of a common stock purchase warrant)

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,402,073 (includes 645,161 shares which may be acquired upon conversion of preferred stock and 555,555 shares which may be acquired upon exercise of a common stock purchase warrant)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP NO. 76127H 10 0	Page 3 of 11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic Asset Management, Inc. 41-1721127

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **	(a)	/ /
		(b)	/ /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER 846,517 (includes 645,161 shares which may be acquired upon conversion of preferred stock)

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER
846,517 (includes 645,161 shares which may be acquired upon conversion of preferred stock)

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
846,517 (includes 645,161 shares which may be acquired upon conversion of preferred stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP NO. 76127H 10 0	Page 4 of 11

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic International, Ltd. 41-1278948

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) **	(a)	/ /
		(b)	/ /
** Joint Filing

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH		7	SOLE VOTING POWER 555,555 shares which may be acquired upon exercise of common stock purchase warrant

		8	SHARED VOTING POWER
0

		9	SOLE DISPOSITIVE POWER 555,555 shares
which may be acquired upon exercise of common stock purchase warrant

		10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,555 shares which may be acquired upon exercise of common stock purchase warrant

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.  Security and Issuer

    The class of equity security to which this statement relates is the Common Stock, $0.01 par value per share, of Restoragen, Inc. ("Restoragen"). The name and address of the principal executive offices of the issuer of such securities are Restoragen, Inc., 4130 N.W. 37th Street, Lincoln, Nebraska 68524.

Item 2.  Identity and Background

    (a), (b) and (c)

    Medtronic, Inc. ("Medtronic"), 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI"), and Medtronic International, Ltd., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432, a Delaware corporation ("MIL"), are wholly-owned subsidiaries of Medtronic through which Medtronic holds certain Investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

    William W. George, Chairman and Director, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Arthur D. Collins, Jr., President, Chief Executive Officer and Director, Medtronic, Inc., and President, MAMI and MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Michael R. Bonsignore, Director, Medtronic, Inc., Retired Chairman, Honeywell International, Inc., 101 Columbia Road, P. O. Box 4000, Morristown, New Jersey 07962-2497;

    William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;

    Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland Inc., 50 E. RiverCenter Boulevard, P.O. Box 391, Covington, KY 41012-0391;

    Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University, Office of the Dean, 1300 York Avenue, New York, NY 10021;

    Bernadine P. Healy, M.D., Director, Medtronic, Inc., President and CEO, American Red Cross, 430 17th Street, N.W., Washington, DC 20036;

    Jean-Pierre Rosso, Director, Medtronic, Inc., Chairman, CNH Global N.V., 700 State Street, Racine, WI 53404;

    Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc. and Ventana Medical Systems, Inc., 28161 North Keith Drive, Lake Forest, IL 60045;

    Gordon M. Sprenger, Director, Medtronic, Inc., Retired from Allina Health System, 2800 Chicago Avenue S., Minneapolis, MN 55407;

    Jeffrey Balagna, Senior Vice President and Chief Information Officer, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, Minnesota 55432;

    Gary L Ellis, Vice President, Controller, Treasurer and Director MAMI and MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432.

    Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Robert Guezuraga, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Steven B. Kelmar, Senior Vice President, External Affairs, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Vice President, Chief Financial Officer and Director, MAMI and MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    David J. Scott, Senior Vice President and General Counsel and Secretary, Medtronic, Inc. and Vice President, Secretary and Director, MAMI and MIL, 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Keith E. Williams, Senior Vice President and President, Neurological, Spinal, and ENT, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    Barry W. Wilson, Senior Vice President and President, International, Medtronic, Inc., 710 Medtronic Parkway N.E., Minneapolis, MN 55432;

    (d) and (e)

    To the knowledge of the reporting persons, neither the reporting persons nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

Item 3.  Source and Amount of Funds or Other Consideration

    On December 18, 2001, pursuant to the terms of a Bridge Loan Agreement (the "Loan Agreement") entered into on December 13, 2001 between Restoragen, MIL and various other lenders, MIL loaned $10,000,000 to Restoragen and the other lenders loaned an aggregate $8,000,000 to Restoragen. The funds for the MIL's loan were provided out of the working capital of MIL following a capital contribution in like amount made by Medtronic, which owns all the issued and outstanding shares of MIL.

    Each loan is evidenced by a Secured Convertible Promissory Note (a "Note") that automatically converts into Restoragen stock upon (i) the occurrence of an initial public offering of common stock that results in gross proceeds to Restoragen of at least $50 million, (ii) the completion of a qualified additional financing (as defined in the Loan Agreement) in an amount equal to $17 million, (iii) the election of the holders of at least 60% of the aggregate principal amount of Notes outstanding at any time or (iv) the proposed prepayment by Restoragen of some or all of the outstanding principal amount of the Notes. The conversion price applicable upon the occurrence of each of the foregoing events is set forth in the Notes, but is generally the lower of $12.50 per share or the lowest per share price at which Restoragen sells equity after the date of the Notes. The Notes bear interest at a rate of prime plus 3% per annum and mature on the second anniversary of the date of issuance.

    The Notes are secured by a first priority security interest in (i) the proceeds arising out of the grant of any license rights in any of Restoragen's intellectual property or other general intangibles and (ii) Restoragen's intellectual property. Notwithstanding this first priority security interest, Restoragen may grant licenses to and enter into collaborative agreements with respect to its intellectual property in the ordinary course of business.

    The Loan Agreement also gives Medtronic a first refusal right with respect to certain distributions of one of Restoragen's products, and provides that so long as Medtronic and its affiliates own at least an aggregate of 5% of the outstanding shares of Restoragen's Common Stock (assuming conversion of the Notes and conversion of all outstanding preferred stock) Medtronic will have the right to designate one member of Restoragen's Board of Directors.

    As additional consideration for the Loans, MIL and the other lenders received a Warrant (the "Warrants") to purchase shares of common stock of Restoragen at a per share exercise price equal to the lower of $9.00 or the lowest per common equivalent share price at which Restoragen sells equity after the date of the Warrant (the "Warrant Exercise Price"). The number of shares which may be purchased pursuant to each Warrant is equal to the principal amount of such lenders loan, divided by the warrant exercise price, multiplied by a percentage which is initially 50% but, commencing with the 90th day after the date of issuance of the Warrant, will increase by an additional 10% for each 30-day period in which such Loan continues to remain outstanding and not converted, up to maximum percentage of 100%. Therefore, MIL's Warrant is currently exercisable for 555,555 shares of Restoragen common stock.

Item 4.  Purpose of Transaction

    MAMI has previously acquired shares of Restoragen Common Stock and MIL has acquired its Note and Warrant solely for investment purposes. Based upon their evaluation of Restoragen's financial condition, market conditions and other factors they may deem material, the reporting persons may seek to acquire additional shares of Restoragen Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon conversion of preferred stock or the Note or exercise of the Warrant. Except as set forth in the preceding sentence, the reporting persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with Restoragen or others the reporting persons' positions with respect to Restoragen which could thereafter result in the adoption of such plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a)
Medtronic, through MAMI and MIL, is the beneficial owner of 1,402,073 shares of Common Stock of Restoragen, Inc. (including 645,161 shares which are not outstanding but which may be acquired upon conversion of preferred stock, and 555,555 shares which are not outstanding but may be acquired upon exercise of MIL's Warrant), which represents approximately 16.3% of the outstanding Common Stock of Restoragen (assuming conversion of the preferred stock and exercise of MIL's Warrant). To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any Restoragen shares.

(b)
Medtronic, through MAMI and MIL, has the sole power to vote and the sole power to dispose of all shares of Restoragen Common Stock beneficially owned by it.

(c)
The only transaction in the Common Stock of Restoragen that was effected by any person named in paragraph (a) above during the past 60 days is the receipt of a Note and a Warrant by MIL as described in Item 3 above.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)
Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    Pursuant to the Loan Agreement, Restoragen has issued to MIL a Warrant to purchase 555,555 shares of Common Stock (subject to increase) and a Note convertible into Common Stock or Preferred Stock of Restoragen. See Item 3.

Item 7.  Material to be Filed as Exhibits

Exhibit A:	Agreement by the persons filing this Form 13D to make a joint filing.
Exhibit B:
Bridge Loan Agreement, dated as of December 13, 2001, among Restoragen, Inc., Medtronic International, Ltd. and various other lenders (incorporated by reference to Exhibit 10.1 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).
Exhibit C:	Form of Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).
Exhibit D:	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).
Exhibit E:	Form of Warrant (incorporated by reference to Exhibit 10.4 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2001
MEDTRONIC, INC.		MEDTRONIC ASSET MANAGEMENT, INC.

By:	/s/ ROBERT L. RYAN Robert L. Ryan, Senior Vice President and Chief Financial Officer	By:	/s/ ROBERT L. RYAN Robert L. Ryan, Vice President and Chief Financial Officer
MEDTRONIC INTERNATIONAL, LTD.

By:	/s/ ROBERT L. RYAN Robert L. Ryan, Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
A	Agreement by the persons filing this Form 13D to make a joint filing.
B
Bridge Loan Agreement, dated as of December 13, 2001, among Restoragen, Inc., Medtronic International, Ltd. and various other lenders (incorporated by reference to Exhibit 10.1 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).
C	Form of Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).
D	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).
E	Form of Warrant (incorporated by reference to Exhibit 10.4 to the Form 8-K of Restoragen, Inc. (SEC File No. 000-30493) filed December 18, 2001).

Exhibit A

    The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Restoragen, Inc., and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.

Dated: December 26, 2001
MEDTRONIC, INC.
	By:	/s/ ROBERT L. RYAN Robert L. Ryan, Senior Vice President and Chief Financial Officer
MEDTRONIC ASSET MANAGEMENT, INC.
	By:	/s/ ROBERT L. RYAN Robert L. Ryan, Vice President and Chief Financial Officer
MEDTRONIC INTERNATIONAL, LTD.
	By:	/s/ ROBERT L. RYAN Robert L. Ryan, Vice President and Chief Financial Officer

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